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UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION  13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-29506

NOVAMERICAN STEEL INC.

(Exact name of registrant as specified in its charter)

6001 Irwin Street

LaSalle, Québec H8N 1A1

Canada

(514) 368-6455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without nominal or par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.                 Novamerican Steel Inc., a Canadian corporation (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15a(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on October 30, 1997.

B.                 The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F, including at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), other than in offerings limited to employees of the Company or solely for resale by shareholders, in 1997 pursuant to a Registration Statement on Form F-1 (Registration No. 333-07688).

Item 3.	Foreign Listing and Primary Trading Market

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of the close of business on November 15, 2007, there was one record holder of the Company’s common shares, without nominal or par value (the “Common Shares”). On that date, such record holder, Symmetry Holdings Inc., a Delaware corporation, acquired all of the outstanding shares of Common Shares.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.                 On December 4, 2007, the Company issued a press release in which it disclosed its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

B.                 The press release giving notice of the Company’s intent to terminate its duty to file reports was disseminated by Business Wire.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit No.	Description

99.1	Press Release dated December 4, 2007

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)       The average daily trading volume of its subject class of securities in the United States exceeded five percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)       Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(h)(4)(ii) or Rule 12h-6(c); or

(3)       It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Novamerican Steel Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Novamerican Steel Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

NOVAMERICAN STEEL INC.
Date: December 4, 2007	By:	/s/ Corrado DeGasperis
Corrado DeGasperis President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 4, 2007